Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482 8260

www.eatonvance.com

February 26, 2019

Lisa Larkin

Office of Filings, Information & Consumer Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Rule 485(a) Filing for Eaton Vance Mutual Funds Trust (the “Registrant”) on behalf of

Eaton Vance Multi-Asset Credit Fund (the “Fund”)

Post-Effective Amendment No. 305 (1933 Act File No. 002-90946)

Amendment No. 308 (1940 Act File No. 811-04015) (the “Amendment”)

Dear Ms. Larkin:

This letter responds to comments you provided to the undersigned via telephone on February 8, 2019, in connection with your review of the Amendment filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 21, 2018 (Accession No. 0000940394-18-001906). We have reproduced each comment below and immediately thereafter have provided the Registrant’s response. Capitalized terms have the same meaning as defined in the Amendment unless otherwise indicated.

1.	There have been recent updates to Form N-1A. Please see Item 1(a)(5) and, if appropriate, add the required disclosure.

Response: The Registrant has added the required disclosure.

2.	The principal investment strategy states that the Fund will invest no more than 25% of its assets in securities or instruments rated lower than B- by S&P Global Ratings (“S&P”) or B3 by Moody’s Investors Service, Inc. (“Moody’s”) or Fitch Ratings (“Fitch”). Please explain supplementally the types of securities included in this bucket.

Response: The Registrant currently expects that the types of securities rated lower than B- by S&P or B3 by Moody’s or Fitch at the time of purchase that may be held by the Fund may include corporate bonds and loans, sovereign debt (including emerging markets sovereign debt) and mortgage-backed securities (“MBS”).

3.	Please note supplementally how much the Fund expects to invest in the following investments: below investment grade private MBS, lower tranches of collateralized mortgage obligations (“CMOs”), lower tranches of collateralized loan obligations (“CLOs”), lower tranches of collateralized debt obligations (“CDOs”), and private placements.

Response: The Registrant supplementally notes that it currently expects the Fund to invest: (i) 0-10% in private MBS; (ii) 0-10% in CLOs; and (iii) 0-5% in privately placed securities. The Registrant also notes that the Fund currently expects to only invest in investment grade CMOs and does not currently invest in CDOs. Such limits are not stated limits in the Fund’s prospectus or SAI and are subject to change based on market conditions.

4.	It appears that the Fund invests significantly in below investment grade floating rate loans, below investment grade private MBS, lower tranches of CMOs, lower tranches of CLOs, lower tranches of CDOs, and private placements. Given the liquidity profile of these investments, please explain how the Fund determined that its investment strategy is appropriate for the open end structure. Your response should include general market data on the types of investments and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act. See Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (October 13, 2016) at pgs. 154-155.

Response: Effective September 15, 2018, the Fund has a policy of investing at least 80% of its net assets in credit-related investments (“80% Policy”) under normal conditions. For purposes of this 80% Policy, “credit-related investments” are fixed income, variable rate, and floating-rate debt investments as well as derivatives that provide exposure to such investments. As noted in the Fund’s summary and statutory prospectuses, the Fund generally invests at least 60% of its net assets in corporate credit instruments (high yield and floating-rate loans) rated below investment grade (i.e., rated lower than BBB by S&P or by Fitch or lower than Baa by Moody’s, or unrated and of comparable quality as determined by the investment adviser) as well as derivatives that provide exposure to such investments. The Fund may invest no more than 25% of its total assets in securities or instruments rated lower than B- by S&P or lower than B3 by Moody’s or by Fitch.

As contemplated by Rule 22e-4, Eaton Vance Management (“EVM”), as administrator of the Fund’s Liquidity Risk Management Program (“Program”), conducted an initial assessment of the Fund’s liquidity risk in connection with the Program’s implementation. The initial assessment for the Fund included consideration of the liquidity risk factors described in the adopting release for Rule 22e-4 as applicable. In its assessment, EVM took into consideration, among other things, the Fund’s revised investment strategies, principal investments, flow trends in the Fund and in other EVM sponsored funds that invest in similar assets classes and their historical experience in meeting redemptions, estimates of concentrated ownership positions (including EVM seed investments), the estimated liquidity classifications of the Fund’s holdings (to be required under the Program effective June 1, 2019), including its cash and cash equivalents and illiquid investments, and the Fund’s use of derivatives (including related counterparty exposure). EVM has significant experience managing high yield corporate bonds (dating to 1996) and senior floating-rate loans (dating to 1999) in an open-end structure and in addition to considering its own historical experience with these asset classes, it also reviewed recent market data provided by the Loan Syndications and Trading Association (“LSTA”) for the third quarter of 2018 relating to secondary trading and settlement of loans the (“LSTA report”). The LSTA report provides data concerning loan market technical and credit trends, default trends, secondary market trading volumes, prices, bid-ask spreads, and settlement times over various periods. EVM specifically considered historical trading volumes of high yield bonds and loans and its historical experience with such volumes, noting that the loan market increased from $880 million at the beginning of 2016 to $1.2 trillion by the end of 2018, exceeding the high yield market for the first time in approximately a decade. EVM also considered the Fund’s typical trade size for high yield bonds and loans currently, and how the size of such trades compare to the Fund’s proposed reasonably anticipated trading size (“RATS”) required by Rule 22e-4, noting that the RATS would typically be smaller.   Based on its review, EVM concluded that the Fund’s revised strategies and expected investments were appropriate for an open-end structure.

5.	The Fund notes that it may invest in ETFs, please confirm if acquired fund fees and expenses should be disclosed in the fee table.

Response: There are no reportable acquired fund fees and expenses for the Fund’s most recent fiscal year as a result of the Fund’s investment in ETFs.

6.	If the Fund intends to write (sell) credit default swaps, confirm that it will segregate the full notional amount payable under each agreement.

Response: Registrant confirms that if the Fund writes a credit default swap, it will segregate the full notional amount payable under the agreement.

7.	The prospectus states that the Fund may engage in total return swaps. When the Fund does engage in total return swaps, it needs to set aside an appropriate amount of liquid assets as determined by the SEC and Staff guidance to address Section 18 of the 1940 Act concerns. Note that the SEC has issued a proposal to update the regulations for fund use of derivatives for the purposes of Section 18. Be aware that the SEC could issue a new rule and/or guidance related to fund use of derivatives, which could impact the manner in which the Fund operates.

Response: Registrant acknowledges this comment and the rule proposed.

8.	Please explain the statement under the bar chart “MSCI data may not be reproduced or used for any other purpose.”

Response: The Registrant has included this statement at the request of the index provider to indicate that the data presented is for the use of the Fund under its licensing agreement with the index provider and may not be used by third parties.

9.	Please confirm that there have been no changes to the Fund’s fundamental investment restrictions.

Response: The Registrant confirms that there have been no recent changes to the Fund’s fundamental investment restrictions.

10.	Please include fund returns and financial highlights information for 2018.

Response: The Registrant confirms that the requested information has been included.

11.	The Fund’s concentration policy appears to reserve discretion as to whether and when the Fund would concentrate. It has been the Staff’s longstanding position that a Fund may not change its policies with respect to concentration without a shareholder vote whether or not the Fund previously disclosed that it may do so, unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration may be made. Therefore, please revise the Fund’s policy to remove this discretion or to clearly indicate when and under what conditions those changes would be made. See Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (October 30, 1975).

Response: The Registrant has added the following statement to the Fund’s SAI to clarify its policy on concentration: “Prior to concentrating its investments in a particular industry, the Fund will seek approval from shareholders to do so.”

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8878.

Very truly yours,

/s/ Michael Keane

Michael Keane, Esq.

Vice President